SUB-ITEM 77D: Policies with respect to security investments

     Effective November 27, 2002, the registrant changed the name of one of its series of shares from VAL CAP MID CAP FUND to AMSTAR VALUE FUND. As of such date, Amstar Value Fund invests at least 80% of its net assets in a combination of small- and mid-capitalization companies. Generally, the Fund's portfolio will vary between 40% to 60% in each respective capitalization category. Prior to November 27, 2002, Val Cap Mid Cap Fund invested at least 80% of its net assets in mid-capitalization companies.